Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction

Proteon Securities Corp.	Massachusetts

Proteon International Holdings, Inc.	Delaware

Proteon Bermuda Limited	Bermuda

Proteon Ireland Limited	Ireland

ArTara Subsidiary, Inc.	Delaware

All subsidiaries are 100% owned.